

05041724

PROCESSED
APR 07 2005
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 30 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 202

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SEC FILE NUMBER
8-~~65968~~ 66361

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/15/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Couch Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1105 Sandy Creek Drive
(No. and Street)

Allen	Texas	75002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ilonka Booth , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Couch Financial Services, Inc. , as of December 31 , 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer
Title

Notary Public


SHANON HAMILTON
My Commission Expires
July 30, 2008

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

COUCH FINANCIAL SERVICES, INC.

(A DEVELOPMENT STAGE COMPANY)

REPORT PURSUANT TO RULE 17a-5(d)

PERIOD FROM INCEPTION (JANUARY 15, 2004)

TO DECEMBER 31, 2004

COUCH FINANCIAL SERVICES, INC.

(A DEVELOPMENT STAGE COMPANY)

CONTENTS



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Couch Financial Services, Inc.

We have audited the accompanying statement of financial condition of Couch Financial Services, Inc. (a development stage company), as of December 31, 2004, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the period from inception (January 15, 2004) to December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Couch Financial Services, Inc., as of December 31, 2004 and the results of its operations and its cash flows for the period from inception (January 15, 2004) to December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
March 25, 2005

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

COUCH FINANCIAL SERVICES, INC.
(A Development Stage Company)
Statement of Financial Condition
December 31, 2004

ASSETS

Cash and cash equivalents	$ 10,000
Other assets	757
	$ 10,757

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 3,255
	3,255
Stockholders' equity	
Common stock, 100,000 shares authorized, $1 par value, 10,000 shares issued and outstanding	10,000
Additional paid-in capital	43,671
Retained earnings (deficit)	(46,169)
Total stockholders' equity	7,502
	$ 10,757

The accompanying notes are an integral part of these financial statements.

COUCH FINANCIAL SERVICES, INC.
(A Development Stage Company)
Statement of Income
For the Period from Inception (January 15, 2004)
to December 31, 2004

Revenues	
Other revenue	$ 5,428
	$ 5,428
Expenses	
Occupancy and equipment costs	2,000
Regulatory fees and expenses	19,694
Legal and professional expenses	29,903
	51,597
Loss before income tax expense	(46,169)
Provision for income taxes	-0-
Net loss	$ (46,169)

The accompanying notes are an integral part of these financial statements.

COUCH FINANCIAL SERVICES, INC.
(A Development Stage Company)
Statement of Changes in Stockholders' Equity
For the Period from Inception (January 15, 2004)
to December 31, 2004

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Issuance of common stock	10,000	$ 10,000	$ --	$ --	$10,000
Capital contributions			43,671		43,671
Net loss				(46,169)	(46,169)
Balances at December 31, 2004	1,000	$ 10,000	$ 43,671	$ (46,169)	$ 7,502

The accompanying notes are an integral part of these financial statements.

COUCH FINANCIAL SERVICES, INC.
(A Development Stage Company)
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Period from Inception (January 15, 2004)
to December 31, 2004

Balance at January 15, 2004	$	--
Increases		--
Decreases		--
Balance at December 31, 2004	$	--

The accompanying notes are an integral part of these financial statements.

COUCH FINANCIAL SERVICES, INC.
(A Development Stage Company)
Statement of Cash Flows
For the Period from Inception (January 15, 2004)
to December 31, 2004

Cash flows from operating activities	
Net loss	$ (46,169)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Change in operating assets and liabilities:	
Increase in other assets	(757)
Increase in accounts payable and accrued liabilities	3,255
Net cash provided (used) by operating activities	(43,671)
Cash flows from investing activities	
Net cash provided (used) by investing activities	--
Cash flows from financing activities	
Sale of common stock	10,000
Capital contributions	43,671
Net cash provided (used) by financing activities	53,671
Net increase (decrease) in cash and cash equivalents	10,000
Cash and cash equivalents at beginning of period	--
Cash and cash equivalents at end of period	$ 10,000

Supplemental schedule of cash flow information

Cash paid during the period for:	
Interest	$ --
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

COUCH FINANCIAL SERVICES, INC.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2004

Note 1 - Summary of Significant Accounting Policies

Couch Financial Services, Inc. (the "Company"), a wholly-owned subsidiary of Oil2 Holdings, Inc. ("Parent"), was incorporated October 2, 2003, under the laws of the State of Texas. Inception for financial reporting purposes is considered to be January 15, 2004, the day operations began.

The Company is a direct participation broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under SEC Rule 15c3-3(k)(2)(i) and is also a member of the National Association of Securities Dealers ("NASD"). Its plans are to act as a selling agent for its Parent in the offering of interests in oil and gas development programs.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of reporting cash flows, cash equivalents are defined as short-term, highly liquid investments, with original maturities to the Company of three months or less, that are not held for sale in the ordinary course of business..

Note 2 - Development Stage Operations

The Company is a development stage company since it has not commenced principal operations as of December 31, 2004. Activities during the development stage have been directed toward obtaining its broker-dealer registration and developing its plan to act as a selling agent for its Parent.

COUCH FINANCIAL SERVICES, INC.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2004

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2004, the Company had net capital of approximately $ 6,745 and net capital requirements of $5,000. Company's ratio of aggregate indebtedness to net capital was .48 to 1. The Securities and Exchange Commission permits a ratio of no greater than 8 to 1 in the first year of business.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Income Taxes

Net loss for financial statements reporting and income tax reporting differs due to start up costs. Start-up costs are expensed as incurred for financial statement reporting and are capitalized and amortized over five years for income tax reporting. Deferred income tax assets resulting from start up costs and net operating losses are completely offset by a valuation allowance. Net operating losses carried forward will expire in 2024. The Company has not yet determined the amount of its start up costs.

Note 5 - Related Party Transactions

Company expenses paid by the Parent aggregating $43,671 have been recorded as capital contributions. Additionally, the Parent has provided administrative services at no charge.

Company expenses paid by an affiliate of $5,428, which were considered forgiveness of debt, has been recognized as other revenue.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2004

Schedule I

COUCH FINANCIAL SERVICES, INC.
(A Development Stage Company)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2004

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$ 7,502
Add:	
Other deductions or allowable credits	--
Total capital and allowable subordinated liabilities	7,502
Deductions and/or charges	
Non-allowable assets:	
	(757)
Net capital before haircuts on securities positions	6,745
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	--
Net capital	$ 6,745

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 3,255
Total aggregate indebtedness	$ 3,255

Schedule I (continued)

COUCH FINANCIAL SERVICES, INC.
(A Development Stage Company)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (12 1/2% of total aggregate indebtedness)	$ 407
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 1,745
Excess net capital at 1000%	$ 6,419
Ratio: Aggregate indebtedness to net capital	.48 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material difference in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

COUCH FINANCIAL SERVICES, INC.
(A Development Stage Company)
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2004

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Period from inception (January 15, 2004) to December 31, 2004



C F & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Couch Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental information of Couch Financial Services, Inc. (the "Company"), for the period from inception (January 15, 2004) to December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CF & Co., L.L.P.

Dallas, Texas
March 25, 2005